Exhibit 2

FOR IMMEDIATE RELEASE	11 JANUARY 2016

WPP PLC (“WPP”)

WPP invests in Courtside Ventures

Bruin Sports Capital, the media, sports, marketing and branded lifestyle venture launched in 2015 by George Pyne today announced a strategic partnership with Courtside Ventures, a venture capital fund investing across early stage technology and media companies with a focus on sports. Backed by anchor investor Dan Gilbert, founder and chairman of Rock Ventures, Quicken Loans and majority owner of the NBA’s Cleveland Cavaliers, and WPP, the world’s leading communication services company, Courtside Ventures will invest $35MM to support innovative technology disrupters across sports and media that have the potential for broader applicability across other markets.

Courtside Ventures will leverage the expertise of its experienced team of sports, digital and marketing executives: George Pyne, who will serve as Non-Executive chairman, is founder and CEO of Bruin Sports Capital, whose firm’s operational experience and 25 year track record of building successful platform businesses across multiple industries will provide Courtside Ventures with unique knowledge and connections in the sports industry. Dan Gilbert will lend his insight as an internationally recognized entrepreneur and investor in today’s leading digital and technology start-up companies. These experiences, combined with WPP’s collective worldwide network and global reach across industries will allow Courtside Ventures to establish steady access to innovative deals and a long term source of capital from a diversified and experienced group of investors to accelerate, expand and amplify Courtside’s investments. Its partners will include Deepen Parikh, venture partner at Interplay Ventures and co-founder of NYVC Sports, Vasu Kulkarni, founder and CEO of sports analytics company Krossover and an experienced entrepreneur and investor, and Brian Hermelin, Managing Partner and co-founder of Rockbridge Growth Equity and Detroit Venture Partners, two investment arms within Gilbert’s portfolio of companies. Courtside Ventures’ Advisory Board will include long-time sports media entrepreneur Brian Bedol, founder and CEO of Bedrocket Media Ventures, and founder of Classic Sports Network (now ESPN Classic) and College Sports Network (now CBS Sports Network), and veteran sports media executive Doug Perlman, founder and CEO of Sports Media Advisors, and former head of the media divisions at IMG and the National Hockey League. The company will have operations in Detroit and New York City.

“This powerful partnership’s unparalleled pedigree in sports, marketing, and technology enables Bruin Sports Capital to be at the forefront of digital innovation,” said George Pyne, Founder and CEO of Bruin Sports Capital. “Courtside Ventures is well positioned to recognize and take advantage of the important role sports plays within the changing dynamics of today’s media landscape.”

“The fact that yet another venture capital firm will be operating in Detroit is more evidence that the city is becoming one of the most innovative and exciting entrepreneurial places in the country. The intersection of sports and technology will be located in downtown Detroit,” said Dan Gilbert. “Courtside Ventures will enable entrepreneurs to harness the power and appeal of sports while creating significant value for fans and investors.”

“Sports remains a fundamental interest for our clients, the media and our people. So, we are delighted to participate in Courtside, particularly with Dan Gilbert and George Pyne. “The icing on the cake is the Detroit location, home of our largest client, Ford,” said WPP founder and CEO Sir Martin Sorrell.

The investment continues WPP’s commitment to digital and content, with sport critical to this strategy. Last year GroupM, the world’s leading media investment management group that is wholly owned by WPP, launched ESP Properties, a commercial and creative advisor to sports and entertainment rights holders. ESP Properties is dedicated to helping properties take full advantage of digital and data-driven changes in the media landscape to better understand their audiences, develop more relevant ways to engage with them, and provide potential brand partners more valuable ways to connect with their communities of fans. Iconic organizations such as the All Blacks (New Zealand Rugby Union) and the Cleveland Cavaliers are among a growing list of major clients.

WPP already works with a large number of premium sports organizations and properties across its operating companies, including the IOC, FIFA, UEFA, Premier League, La Liga, F1, Manchester United, City Football Group, NASCAR, NBA, PAC-12, the NFL and retired Brazilian football legends Ronaldo, via a partnership in 9ineSports & Entertainment and Pelé, via a partnership between GroupM and Legends 10, the exclusive global agent to Pelé. This new investment in Courtside Ventures will allow WPP to widen and deepen those relationships on behalf of its clients.

With Courtside, Bruin Sports Capital participated in a second successful fund raise since last year, and this latest major deal allows Bruin to continue diversifying and expanding its portfolio of platform businesses. In 2015, Bruin acquired experiential marketing agency Engine Shop, and On Location Experiences, which recently acquired Jon Bon Jovi’s Runaway Tours, launching Bruin’s presence into the global sports and entertainment hospitality industry.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+1 (212) 632 2239